                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ___)*


                           CONTANGO OIL & GAS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.04 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   2107-5N-105
                                 (CUSIP Number)

                             Michael E. Cahill, Esq.
                       Managing Director & General Counsel
                               The TCW Group, Inc.
                      865 South Figueroa Street, Ste. 1800
                          Los Angeles, California 90017
                                 (213) 244-0000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                               ----------------------------------------
CUSIP NO. 2107-5N-105                                               PAGE   2   OF   11   PAGES
-------------------------------------                               ----------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The TCW Group, Inc.
--------------------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)/ /
                                                                                                                      (b)/X/

--------------------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not applicable.
--------------------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

--------------------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
--------------------------------------------------------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
     NUMBER OF
                            0
      SHARES        ------------------------------------------------------------------------------------------------------------
                      8     SHARED VOTING POWER
        BY
                            4,074,074
       EACH         ------------------------------------------------------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
    REPORTING
                            0
   PERSON WITH      ------------------------------------------------------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.27%
--------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               HC, CO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                               ----------------------------------------
CUSIP NO. 2107-5N-105                                               PAGE   3   OF   11   PAGES
-------------------------------------                               ----------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert A. Day
--------------------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)/ /
                                                                                                                      (b)/X/

--------------------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not applicable.
--------------------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

--------------------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
     NUMBER OF
                            0
      SHARES        ------------------------------------------------------------------------------------------------------------
                      8     SHARED VOTING POWER
        BY
                            4,074,074
       EACH         ------------------------------------------------------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
    REPORTING
                            0
   PERSON WITH      ------------------------------------------------------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.27%
--------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN, HC
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

-------------------------------------                               ----------------------------------------
CUSIP NO. 2107-5N-105                                               PAGE   4   OF   11   PAGES
-------------------------------------                               ----------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trust Company of the West
--------------------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)/X/
                                                                                                                      (b)/ /

--------------------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

--------------------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
     NUMBER OF
                            0
      SHARES        ------------------------------------------------------------------------------------------------------------
                      8     SHARED VOTING POWER
        BY
                            4,074,074
       EACH         ------------------------------------------------------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
    REPORTING
                            0
   PERSON WITH      ------------------------------------------------------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,074,074
--------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.27%
--------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO, HC
--------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.04 per share ("Common Stock"), of Contango Oil & Gas Company (the "Issuer"). The address of the principal executive office of the Issuer is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

ITEM 2.       IDENTITY AND BACKGROUND

This Statement is filed on behalf of

         (1)      The TCW Group, Inc., a Nevada corporation ("TCWG");

         (2)      Robert A. Day, an individual;

         (3) Trust Company of the West, a California trust company and wholly-owned subsidiary of TCWG ("TCW");

TCWG, TCW and Robert Day are hereinafter collectively referred to as the "TCW Related Entities."

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)
  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
------------------
Robert A. Day          Chairman of the Board & Chief Executive Officer
Ernest O. Ellison      Vice Chairman of the Board
Marc I. Stern          President
Alvin R. Albe, Jr.     Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.  Executive Vice President & Group Managing Director
Michael E. Cahill      Managing Director, General Counsel & Secretary
William C. Sonneborn   Managing Director, Chief Financial Officer & Assistant
                       Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director, Vice Chairman & Chairman, Investment Policy
                         Committee
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                         Administration
Marc I. Stern            Director, Executive Vice President, Group Managing
                         Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                         Secretary

  (d)-(e)

During the last five years, neither TCWG, TCW, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on December 29, 1999, TCW had purchased in the aggregate 3,703,704 shares of Common Stock (the "Shares") and a warrant to purchase 370,370 shares of Common Stock (the "Warrant") for an aggregate total consideration of $2,540,000, which amount was obtained from its working capital.

ITEM 4.       PURPOSE OF TRANSACTION

The Shares and the Warrant described herein were acquired for investment purposes and for the purposes described herein. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired, additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Because TCW beneficially owns 32.27% of the Issuer's Common Stock, it may be deemed to have control of the Issuer. Except as set forth elsewhere in this Schedule 13D, the TCW Related Entities have made no proposals and have entered into no agreements, other than the Securities Purchase Agreement by and among TCW and Issuer, dated as of December 29, 1999, which includes a covenant whereby the Bylaws of the Issuer will be amended to provide certain protections to minority shareholders and members of the Board of Directors, and a Co-Sale Agreement by and among TCW and the Issuer, dated as of December 29, 1999, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Scheduled 13D; however, as part of their ongoing review of investment alternatives, the TCW Related Entities may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the TCW Related Entities, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.       INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, TCW beneficially owns 4,074,074 shares of Common Stock of the Issuer (approximately 32.37% of the Issuer's shares of Common Stock), 3,703,704 of which are issued and outstanding and 370,370 of which TCW has the right to acquire pursuant to the exercise of the Warrant.

TCWG, as the parent corporation of TCW (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 4,074,074 shares of the Issuer's Common Stock (approximately 32.27% of the Issuer's shares of Common Stock). TCWG each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitutes 4,074,074 shares of the Issuer's Common Stock (approximately 32.27% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

  (b) TCW, as investment manager, has discretionary authority and control over the voting of the Shares and the Warrant pursuant to investment management and custody agreements including the power to vote and dispose of such securities. Therefore, TCW has the power to vote and dispose of 4,074,074 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that TCW has power to vote and dispose, all of which constitutes 4,074,074 shares of the Issuer's Common Stock.

  (c) Except for the purchases by TCW described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the Issuer's Common Stock during the last 60 days. The TCW Related Entities and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) Certain persons other than those described in Item 5 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and the Warrant.

Such persons, however, have designated TCW to vote such securities (based on certain voting guidelines) as to all matters.

  (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and TCW, as Custodian and Investment Manager, entered into that Securities Purchase Agreement (as described above) in connection with the issuance of the Shares and the Warrant. The Securities Purchase Agreement provides that each of the parties thereto may freely transfer their respective securities of the Issuer. The Securities Purchase Agreement also provides that the Issuer's Board of Directors shall consist of no more than seven members and that one member of the Board of Directors of the Issuer may be elected by TCW so long as TCW holds five percent or more of the Company's Common Stock. In addition, pursuant to the Securities Purchase Agreement, TCW also has the right to purchase its pro rata share of an issuance of New Securities (as defined in the Securities Purchase Agreement) by the Issuer.

The Issuer and TCW entered into the Co-Sale Agreeement (as described above) with respect to shares of Common Stock of the Issuer. The Co-Sale Agreement provides that TCW may also tag-along its shares of Common Stock with certain sales by the Issuer's president and chief financial officer.

Pursuant to the Securities Purchase Agreement, TCW received a Warrant to purchase 370,370 shares of the Issuer's Common Stock, which Warrant is exerciseable at any time prior to December 29, 2004 at an exercise price of $1.00 per share.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 --  Securities Purchase Agreement dated as of December 29, 1999 by and between the Issuer and TCW as Sub-Custodian.

Exhibit 2 --  Co-Sale Agreement dated as of December 29, 1999 by and between the
              Issuer and TCW.

Exhibit 3 --  Warrant dated as of December 29, 1999.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of January, 2000.

THE TCW GROUP, INC.


By:      /s/ SUSAN MARSCH
         ----------------------------------
         Name:    Susan Marsch
         Title:   Authorized Signatory

TRUST COMPANY OF THE WEST


By:      /s/  SUSAN MARSCH
         ----------------------------------
         Name:    Susan Marsch
         Title:   Authorized Signatory


ROBERT A. DAY


By:      /s/ SUSAN MARSCH
         ----------------------------------
         Name:    Susan Marsch
         Title:   Under Power of Attorney dated March 31, 1999, on file with
                  Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9,
                  1999

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:


JOHN M. BRYAN
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, California  94111

ROBERT A. DAY
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, California 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, California  93017

CARLA A. HILLS
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, New York  10022

THOMAS E. LARKIN, JR.
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California  90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, Texas  77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, Connecticut  06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, California  91804

ROBERT G. SIMS
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, California  92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, California  90017

YASUYUKI TAYAMA
Managing Director
The Yasuda Fire & Marine Insurance Company, Limited
26-1, Nichi-Shinjuku  1-Chome
Shinjuku-ku, Tokyo 160-8338